EXHIBIT 99.1

VOTING RESULTS REPORT

Pursuant to Section 11.3 of National Instrument 51-102

OF

FURY GOLD MINES LIMITED

(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on June 29, 2022 (the “Meeting”):

1.	The following directors were elected at the Meeting, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD
Forrester A. (“Tim”) Clark	50,005,828 (99.80%)	102,114 (0.20%)
Jeffrey R. Mason	49,999,533 (99.78%)	108,409 (0.22%)
Steve Cook	49,994,414 (99.77%)	113,528 (0.23%)
Michael Hoffman	49,998,914 (99.78%)	109,028 (0.22%)
Alison Sagateh Williams	49,988,992 (99.76%)	118,950 (0.24%)

2.

Deloitte LLLP, Chartered Professional Accountants, were appointed auditor of the Company. Shares voted in person and by proxies received represented 50,050,037 (99.96%) votes FOR and 21,555 (0.04%) votes WITHHELD.

There were no non-votes recorded (but not voted) on the resolutions appointing the dirctors. There were 36,350 non-votes recorded (but not voted) on the resolution regarding the appointment of auditors. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.